UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DouYu International Holdings Limited
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

25985W105**
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “DOYU.” Every ten ADSs represent one ordinary share, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25985W105

1.	Names of Reporting Persons Shaojie Chen

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,462 ordinary shares(1)
	6.	Shared Voting Power 4,687,061 ordinary shares(2)
	7.	Sole Dispositive Power 79,462 ordinary shares(1)
	8.	Shared Dispositive Power 4,687,061 ordinary shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,766,523 ordinary shares (3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.7% (4)
12.	Type of Reporting Person IN

(1) Represents 79,462 ordinary shares underlying the RSUs granted to Mr. Chen under the DouYu International Holdings Limited Amended and Restated Restricted Share Unit Scheme (the “Amended and Restated 2018 RSU Scheme”), which will become vested within 60 days after December 31, 2020. On October 12, 2020, HUYA Inc., Tiger Company Ltd., the Issuer and Nectarine Investment Limited entered into an agreement (the “Merger Agreement”). In accordance with the relevant terms under the Merger Agreement, all of the outstanding and unvested RSUs of DouYu held by Mr. Shaojie Chen as of the Proxy Mailing Date (as defined therein) will become fully vested before the Effective Time (as defined therein), subject to certain conditions including the entry into a lockup undertaking and a securities account monitoring agreement.

(2) Represents 4,687,061 ordinary shares held by Warrior Ace Holding Limited, a British Virgin Islands company wholly owned by Mr. Shaojie Chen. On August 13, 2020, Nectarine Investment Limited and Mr. Shaojie Chen entered into an agreement (the “Share Transfer Agreement”) where Mr. Shaojie Chen would sell 3,703,704 ordinary shares through Warrior Ace Holding Limited to Nectarine Investment Limited for an aggregate consideration of US$500,000,040, with such sale to close immediately before the closing of the merger between the Issuer and HUYA Inc. Upon the consummation of the sale, Warrior Ace Holding Limited will hold 983,357 ordinary shares on behalf of Mr. Shaojie Chen, excluding any ordinary share underlying the RSUs granted to Mr. Chen which will become vested before the consummation of the sale.

(3) Represents (i) 4,687,061 ordinary shares held by Warrior Ace Holding Limited, a British Virgin Islands company wholly owned by Shaojie Chen. Upon the consummation of the sale contemplated under the Share Transfer Agreement, Warrior Ace Holding Limited will hold 983,357 ordinary shares on behalf of Mr. Shaojie Chen, excluding any ordinary share underlying the RSUs granted to Mr. Chen which will become vested before the consummation of the sale; and (ii) 79,462 ordinary shares underlying the RSUs granted to Mr. Chen under the Amended and Restated 2018 RSU Scheme, which will become vested within 60 days after December 31, 2020. In accordance with the Merger Agreement, all of the outstanding and unvested RSUs of DouYu held by Mr. Shaojie Chen as of the Proxy Mailing Date will become fully vested before the Effective Time, subject to certain conditions including the entry into a lockup undertaking and a securities account monitoring agreement.

(4) Calculated based on 32,267,847 ordinary shares issued and outstanding as of December 31, 2020, and 79,462 ordinary shares corresponding to RSUs granted to Mr. Chen that will become vested within 60 days after December 31, 2020.

CUSIP No. 25985W105

1.	Names of Reporting Persons Warrior Ace Holding Limited

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islads

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,687,061 ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,687,061 ordinary shares(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,687,061 ordinary shares (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.5% (2)
12.	Type of Reporting Person CO

(1) Represents 4,687,061 ordinary shares held by Warrior Ace Holding Limited, a British Virgin Islands company wholly owned by Mr. Shaojie Chen. Upon the consummation of the sale contemplated under the Share Transfer Agreement, Warrior Ace Holding Limited will hold 983,357 ordinary shares on behalf of Mr. Shaojie Chen, excluding any ordinary share underlying the RSUs granted to Mr. Chen which will become vested before the consummation of the sale.

(2) Calculated based on 32,267,847 ordinary shares issued and outstanding as of December 31, 2020.

Item 1(a).	Name of Issuer:

DouYu International Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, The People’s Republic of China

Item 2(a).	Name of Person Filing:

Shaojie Chen

Warrior Ace Holding Limited

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Shaojie Chen

20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, the People's Republic of China

Warrior Ace Holding Limited

Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

Item 2(c).	Citizenship:

Shaojie Chen: People’s Republic of China

Warrior Ace Holding Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share

Item 2(e).	CUSIP Number:

CUSIP number 25985W105 has been assigned to the American depositary shares (“ADSs”) of the Issuer, ten of which represent one ordinary share, par value $0.0001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of US$0.0001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percent of Aggregate voting power:
Shaojie Chen	4,766,523	14.7% (1)	79,462	4,687,061	79,462	4,687,061	14.7%
Warrior Ace Holding Limited	4,687,061	14.5% (2)	0	4,687,061	0	4,687,061	14.5%

(1) The percentage of class of securities beneficially owned by Shaojie Chen is based on a total of 32,267,847 ordinary shares of the Issuer issued and outstanding as of December 31, 2020, and 79,462 ordinary shares corresponding to RSUs granted to Mr. Chen that will become vested within 60 days after December 31, 2020.

(2) The percentage of class of securities beneficially owned by Warrior Ace Holding Limited is based on a total of 32,267,847 ordinary shares of the Issuer issued and outstanding as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Shaojie Chen

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Warrior Ace Holding Limited

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 16, 2021

Shaojie Chen

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Warrior Ace Holding Limited

By:	/s/ Shaojie Chen
Name: Shaojie Chen
Title: Director